Mail Stop 4720
                                                                 May 3, 2018


   John Noble Harris
   Chief Executive Officer
   BlackStar Enterprise Group, Inc.
   4450 Arapahoe Ave., Suite 100
   Boulder, CO 80303

            Re:    BlackStar Enterprise Group, Inc.
                   Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 29, 2018
                   File No. 000-55730

   Dear Mr. Harris:

          We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

   Cover Page

   1. Please revise to indicate registration under Section 12(g). We note the Form 10 registered under Section 12(g), Common Stock, par value $0.001.

   Part I

   Item 1. Business, page 4

   2. Please revise your disclosure to describe your plans to "offer consulting and regulatory compliance services to crypto-equity companies and blockchain entrepreneurs for securities, tax, and commodity issues." In this regard, please discuss the following aspects of this new business strategy and provide appropriate risk factor disclosure:
 John Noble Harris
BlackStar Enterprise Group, Inc.
May 3, 2018
Page 2

           The additional steps, if any, you have taken towards this new business strategy beyond creation of the new subsidiary;

           Your risk management framework for addressing material risks associated with this new business strategy;

           The nature and types of services you anticipate providing related to each securities, tax and commodities issues;

           Your level of expertise in computer science, mathematics and cryptography;

           Your experience managing companies operating in the cryptocurrency, blockchain and distributive ledger technology industry;

           Regulatory challenges with respect to distributed ledger technology and cryptocurrencies;

           Volatility of cryptocurrencies, particularly as it relates to making loans or accepting repayments in these currencies;

           Material tax implications for investors if your consolidated entity buys, sells or holds cryptocurrencies, whether your own or those issued by third parties; and

           The cybersecurity implications of dealing in distributed ledger technology and cryptocurrencies.

Current Business, page 7

3. In regard to the "ongoing analysis for opportunities in involvement in crypto-related ventures" that you are conducting through your subsidiary, CEMC, please revise to describe what this analysis entails and what criteria you will use, if any, to determine your involvement in areas of the industry and specific investment opportunities.

4. We note your disclosure in the second paragraph of this section that "[u]nder no circumstances does the company intend to become an investment company." Please add a risk factor discussing your potential status as an investment company under the
        Investment Company Act of 1940 and the implications for investors if you are required to register as an investment company.
 John Noble Harris
BlackStar Enterprise Group, Inc.
May 3, 2018
Page 3

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters...

Recent Sales of Unregistered Securities, Page 32

5. In regard to the February 5, 2018 private placement of units, please revise your disclosure to describe the material terms of the warrant agreement and the digital equity SAFE contract, including holders' rights and the triggering event, and furnish both as exhibits to your filing. In this regard, we note your certificate of incorporation, Exhibit 3(i).1 to
           Form 10 filed December 29, 2016, does not authorize you to issue digital equity securities. Please also provide a materially complete description of the warrants of
           Crypto Equity Management Corp. included in the units. In addition, disclose under
           "Current Business", a description of the capitalization of Crypto Energy Management
           Corp including its funding and shares authorized and outstanding.

Item 7. Management's Discussion and Analysis of Financial Condition and
Results...

Financing Activities, page 37

6. Please revise the first paragraph to disclose that the 16,320,000 shares were surrendered and for what reason. We note your disclosure in the Statement of Stockholder's Equity on page F-4.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Biographical Information, page 42

7. Please revise your disclosure to describe the business experience of your named executive officers during the past five years, particularly as that experience relates to distributed ledger technology and managing ventures within that industry. Refer to Item
           401(e)(1) of Regulation S-K for guidance.

Item 11. Executive Compensation

Summary of Executives and Director Compensation Table, page 45

8. Please revise your disclosure to include total compensation amounts for the persons named in the table. Please also provide a footnote disclosing all of the assumptions you made in the valuation of option awards. Refer to Instruction 1 to
Item 402(n)(2)(vi) of
           Regulation S-K for guidance.
 John Noble Harris
BlackStar Enterprise Group, Inc.
May 3, 2018
Page 4

Item 12. Security Ownership of Certain Beneficial Owners and Management..., page 47

9. Noting the 95% purchase of common disclosed on page 4, provide the staff with a reconciliation of shares owned after the purchase as follows:

           Explain how 95% of common were purchased when 44,400,000 shares were issued and 11,424,970 shares were outstanding;

           Explain whom received the 44,400,000 shares and why none of those listed hold the
           44,000,000 shares;

           Provide details of any of those listed having any interests in the 11,424,970 shares that were outstanding prior to the issuance of the 44,400,000 shares; and

           Provide details on any dispositions from the persons of entities listed in 2016 through the current date.

Signatures, page 53

10. In your amended filing, please identify the individual signing on your behalf in the capacity of principal financial officer. Refer to General Instruction D(2)(a) of Form 10-K for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at (202) 551-3714 or me at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
David Gessert at (202) 551-2326 or Michael Clampitt at (202) 551-3434 with any other questions.


                                                            Sincerely,

                                                            /s/ Cara Lubit

                                                            Cara Lubit
                                                            Accountant
                                                            Office of Financial
Services

cc:     Michael A. Littman, Esq.